Exhibit 99.1

DATED THE 15TH DAY OF August, 2025

Digital Insura, Inc.

as VENDOR

and

Giant Connection Limited

as PURCHASER

SALE AND PURCHASE AGREEMENT

Loeb & Loeb LLP

2206-19, Jardine House

1 Connaught Pl, Central

Hong Kong

TABLE OF CONTENTS

Clause		Page

1	Definitions and Interpretation	3

2	Sale and Purchase of the Sale Shares	6

3	Consideration	6

4	Put Option	6

5	Conditions Precedent	6

6	Completion	8

7	Representations and Warranties	9

8	Covenants	11

9	Purchaser’s Right to Terminate	12

10	Pre-Completion Obligations and Conduct	12

11	Post-Completion Obligations and Conduct	12

12	Indemnification	12

13	Confidentiality	13

14	Costs	14

15	General	14

16	Notices	15

17	GOVERNING LAW	15

Schedule 1 Details of the Company		16

SCHEDULE 2 STRUCTURE OF THE COMPANY AS AT THE DATE OF THIS AGREEMENT		17

SCHEDULE 3 PRE-COMPLETION UNDERTAKINGS		18

Schedule 4 Pre-Completion Undertakings		19

Schedule 5 Form of Completion Confirmation Letter		20

Schedule 6 Independent Valuation Report		21

Schedule 7 Put Option Share Purchase Agreement		22

EXECUTION PAGE		28

THIS AGREEMENT is made 15th day of August, 2025

BETWEEN:

(1)	Digital Insura, Inc., (Company Number 945576), a company incorporated in Samoa, with registered office at [*] (the “Vendor”); and

(2)	Giant Connection Limited, (Company Number 200534), a corporation duly organized and existing under the laws of Seychelles with registered office at Vistra Corporate Services Centre, Suite 23, l't Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles (the “Purchaser”);

The Vendor and the Purchaer are referred to collectively as the “Parties”, individually as the “Party”.

WHEREAS:

(A)

BLUE POOL VENTURES LIMITED, a company incorporated in Samoa with registered office at [*](the “Company”), has an authorised share capital of US$1,000,000 divided into 1,000,000 ordinary shares of US$1 par value per share, of which 4,000 ordinary shares are issued and outstanding as of the date of this Agreement. Further details of the Company are set out in Schedule 1 (Details of the Company).

(B)

The Company operates its insurance brokerage business through its Subsidiary, Mass Fidelity Asset Management Limited, a company incorporated under the laws of Hong Kong having its registered office at [*].

(C)	As at the date of this Agreement, the Vendor is the legal and beneficial owners of the Sale Shares (as defined below), being 75% of the issued and outstanding share capital of the Company.

(D)	The Purchaser is a wholly owned Subsidiary of TROOPS, INC., which is listed on NASDAQ Capital Market under the ticker: TROO (“TROOPS”).

(E)	The Vendor has agreed to sell and the Purchaser has agreed to purchase 49% of the Sale Shares for an aggregate consideration of HK$11,833,500, with a put option whereby the Vendor shall sell and Purchaser shall purchase, in one or more closings, up to 51% of the Sale Shares.

(F)	The consideration has been determined with reference to the valuation report set out in Schedule 6 (Independent Valuation Report).

(G)	Upon Completion, the Purchaser will own 49% of the Sale Shares.

IT IS HEREBY AGREED AS FOLLOWS:

1	Definitions and Interpretation

1.1	In this Agreement where the context so admits, the following words and expressions shall have the following meanings:

“affiliates” means (a) in relation to an individual: (i) any relative, that is any issue, spouse, brother, sister or parent of that individual; and (ii) any company which is, or may be, directly or indirectly controlled by the individual, any issue, his spouse, his brother, sister or parent or any of them; and for this purpose a company is controlled by one or more persons if he or they are entitled (whether or not conditionally) to exercise more than fifty per cent (50%) of the voting rights in respect of it; and (b) in relation to a company, any Subsidiary or holding company of that company and any Subsidiary of such holding company, and any company in which such company or any such holding company holds or controls directly or indirectly not less than twenty per cent (20%) of the issued share capital, in each case from time to time and “affiliate” shall be construed accordingly;

“Memorandum of and Articles Association” means the memorandum and articles of association of the Company as amended from time to time;

“Assets” means, subject to the terms and conditions of this Agreement, right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, including without limitation any licenses;

“Board” means the board of directors of the Company from time to time;

“Business Day” means a day on which commercial banks are open for business in Hong Kong (excluding Saturdays, Sundays and public holidays);

“Completion” means completion of the sale and purchase of the 49% of the Sale Shares pursuant to Clause 5 (Completion);

“Condition” means a condition set out in Clause 4.1 and “Conditions” means all those conditions;

“Confidential Information” has the meaning ascribed to it in Clause 12.1;

“Encumbrance” means any mortgage, charge, pledge, lien (otherwise than raising by statute or operation of law), hypothecation or other encumbrance, priority or security interest, deferred purchase, title retention, leasing, sale-and-repurchase or sale-and-leaseback arrangement whatsoever over or in any property, assets or rights of whatsoever nature and includes any agreement for any of the same;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“HK$” or “Hong Kong Dollars” means Hong Kong dollar, the legal currency of Hong Kong;

“Material Adverse Effect” means an event, circumstance or effect that has a material adverse effect on the business, Assets, properties, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided that the following (or the effects thereof or resulting therefrom) shall be excluded (A) changes in generally accepted accounting principles in the United States or changes in the regulatory accounting requirements applicable to any industry in which the Company and its Subsidiaries operate, (B) changes in the financial or securities markets or general economic or political conditions in the United States, (C) changes (including changes of applicable law) or conditions generally affecting the industry in which the Company and its Subsidiaries operate and not specifically relating to or having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, (D) acts of war, sabotage or terrorism or natural disasters involving the United States of America, (E) the announcement or consummation of the transactions contemplated by this Agreement, (F) any failure by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period and any changes in the trading price or trading volume of Shares, (G) any action taken (or omitted to be taken) at the request of the Purchaser or (H) any action taken by the Company or any of its Subsidiaries that is required, expressly contemplated or permitted pursuant to this Agreement.

“Ordinary Shares” means the ordinary shares of the Company that are designated “Ordinary Shares” with a par value of US$1 each in the capital of the Company.

“Pre-Completion Undertakings” means the undertakings listed out in Schedule 3 (Pre-Completion Undertakings);

“Purchaser’s Group” means the Purchaser and its affiliates from time to time;

“Sale Shares” means 3,000 ordinary shares of the Company, free from all Encumbrances, being 75% of the outstanding ordinary shares of the Company which is legally and beneficially owned by the Vendor;

“Samoa” means the Independent State of Samoa;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the United States Securities Act of 1933, as amended.

“Shareholder” means a shareholder of the Company;

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person.

“Surviving Provisions” means Clauses 1 (Definitions and Interpretation), 12 (Confidentiality), 13 (Costs), 13.2, 15 (Notices) and 16 (Governing Law);

“Tax” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, asset values, turnover, added value or other reference said statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including, without limitation, social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and all penalties, charges, costs and interest relating thereto;

“Target Completion Date” means August 31, 2025 (or such other date as may be agreed between the Vendor and the Purchaser in writing);

“US$” or “US Dollars” means United States dollar, the lawful currency of the United States of America; and

“Representations and Warranties” means the representations and warranties set out in Clause 7 (Representation and Warranties) .

1.2	Unless the context otherwise requires:-

(a)	words in the singular include the plural, and vice versa;

(b)	words importing any gender include all genders; and

(c)	a reference to a person includes a reference to a body corporate and an unincorporated body of persons.

1.3	Where under this Agreement the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the immediately succeeding Business Day

1.4	The headings to the clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.

1.5	Reference to a Clause, Sub-Clause or Schedule is to a clause, sub-clause or schedule (as the case may be) of or to this Agreement.

1.6	Reference to ordinances, statutes, legislation or enactments shall be construed as a reference to such ordinances, statutes, legislation or enactments as may be amended or re-enacted from time to time and for the time being in force.

1.7	The expressions the “Vendor” and the “Purchaser” shall, where the context permits include their respective successors, personal representatives and permitted assigns.

2	Sale and Purchase of the Sale Shares

Subject to and in accordance with the terms of this Agreement, the Vendor shall sell and transfer, and the Purchaser shall purchase, 49% of the Sale Shares free from all Encumbrances and together with all rights attaching or accruing to them at Completion, including the right to receive all distributions and dividends as declared, paid or made in respect of the Sale Shares on or after Completion.

3	Consideration

3.1	The total consideration is equal to HK$11,833,500 (the “Consideration”), which shall be satisfied by the Purchaser through a bank transfer to a bank account to be stipulated by the Vendor the Purchaser in writing.

4	Put Option

4.1	For a period commencing on the date hereof and extending until such date which is five years thereafter, subject to to the satisfaction or waiver of the conditions set forth in Schedule 7 (Put Option Share Purchase Agreement), upon 5 days’ written notice by Vendor to the Purchaser, Vendor shall sell and Purchaser shall purchase, in one or more closings, up to an aggregate of 51% of the Sale Shares.

5	Conditions Precedent

5.1	Completion of this Agreement is conditional on the following Conditions having been satisfied (or waived by the Purchaser in writing) at or before 4:00 p.m. (Hong Kong time) on the Target Completion Date:

(a)	the representation and warranties as set out in Clause 7 remaining true and accurate and not misleading at Completion as if repeated at Completion and at all times between the date of this Agreement and Completion;

(b)	the Purchaser being satisfied upon inspection and investigation as to the financial, corporate, taxation and trading position of the Company, and the title of the Company to its Assets;

(c)	the performance and observance by the Vendor of all their undertakings and obligations under this Agreement;

(d)	the Vendor shall have delivered or cause to be delivered to the Purchaser the instrument(s) of transfer and the bought and sold notes of 49% of the Sale Shares duly executed by the Vendor as registered holder thereof in favour of the Purchaser or its nominee together with the related share certificate(s);

(e)	the Vendor shall have delivered or cause to be delivered to the Purchaser the Put Option Share Purchase Agreement set out in Schedule 7 (Put Option Share Purchase Agreement) duly executed by the Vendor;

(f)	the Vendor shall have delivered or cause to be delivered to the Purchaser all the certificates of incorporation, current business registration certificates, the Memorandum and Articles of Association, common seal, company chops, cheque books, current insurance policies, share register and share certificate book and all minute books and other statutory books and records of the Company and its Subsidiaries, and all other documents, contracts or agreements of the Company and its Subsidiaries (including without limitation all permits, licenses and other authorisations necessary for the continued operation by the Company of the business which it currently conducts);

(g)	the Vendor shall have delivered or cause to be delivered to the Purchaser an original of the signed resolutions of the directors of the Vendor at which the directors shall pass resolutions to:

(i)	approve and authorize the execution and completion of this Agreement and the transactions contemplated hereunder or thereunder, including without limitation to the acquisition of 49% of the Sale Shares and the performance of the obligations under this Agreement; and

(ii)	such waivers or consents as the Purchaser may require to enable the Purchaser to be registered as holders of 49% of the Sale Shares.

(g)	the Purchaser shall have made payment of the Consideration pursuant to Clause 3.1;

(h)	the Purchaser shall have delivered or cause to be delivered to the Vendor the Put Option Share Purchase Agreement set out in Schedule 7 (Put Option Share Purchase Agreement) duly executed by the Purchaser;

(i)	the Purchaser shall have delivered or cause to be delivered to the Vendor an original of the signed resolutions of the directors of TROOPS at which the directors shall pass resolutions to:

(i)	approve and authorise the execution and completion of this Agreement and the transactions contemplated hereunder or thereunder, including without limitation to the acquisition of 49% of the Sale Shares and the performance of the obligations under this Agreement.

5.2	If, at any time, the Purchaser or the Vendor become aware of a fact or circumstance that might prevent a Condition being satisfied, it shall immediately give notice to the other Party of the matter. The Party will then investigate the matter to determine whether it may be reasonably expected to have a material adverse effect on the transactions contemplated hereunder. If the matter is not resolved to the reasonable satisfaction of the Purchaser, the Purchaser may then exercise its rights under Clause 5.3.

5.3	If any of the Conditions specified from Clause 5.1(a) to Clause 5.1(i) is not fulfilled (or waived by the Party in whose favour the Conditions are given in writing) at or before 4:00 p.m. (Hong Kong time) on the Target Completion Date or such other time and date as the Parties shall mutually agree, the Purchaser shall be entitled to:

(a)	terminate this Agreement by notice in writing to the Vendor (whereupon this Agreement shall become null and void and of no further effect), without prejudice to the rights accrued to the Parties prior to such termination; or

(b)	if it in its sole discretion so elects, proceed to Completion, without prejudice to its rights, claims and remedies under this Agreement (including without limited to any rights, claims or remedies against the Vendor for any breach of the Representation and Warranties or non-fulfilment of any obligations).

6	Completion

6.1	Completion shall take place on the Target Completion Date on or before 4:00 p.m. (Hong Kong Time) (or such date, time or place as agreed in writing by the Parties), when the following business will be simultaneously transacted:

6.1.1	At Completion, the Vendor shall deliver or cause to be delivered to the Purchaser:

(a)	a completion confirmation letter to be executed by the Vendor, in the form set out in Schedule 5.

6.1.2	At Completion, the Purchaser shall deliver or cause to be delivered to the Vendor:

(a)	a completion confirmation letter to be executed by the Purchaser, in the form set out in Schedule 5.

6.1.3	If any of the provisions of this Clause 6 (Completion) are not fully complied with or on the Target Completion Date, notwithstanding any other provision in this Agreement, the Vendor and the Purchaser shall not be obliged to complete the sale and purchase of the Sale Shares and may, in its absolute discretion, by written notice to the other Party before or on the Target Completion Date be entitled (in addition to and without prejudice to all other rights or Completion, the Purchaser shall deliver to the Vendor an original of the signed resolutions of the remedies available to the such Party including the right to claim damages) to:

(a)	without prejudice to such Party’s rights under this Agreement (including the Representation and Warranties), effect Completion so far as practicable having regard to any defaults which may have occurred;

(b)	defer Completion to a date not more than thirty (30) days after the Target Completion Date, in which case the foregoing provisions of this Clause 6.1.3 shall apply to Completion as so deferred; or

(c)	terminate this Agreement (other than the Surviving Provisions) and, save and except an obligation by the Vendor to refund the Consideration, no party shall have any claim of any nature whatsoever against any other party under this agreement (save in respect of any rights and liabilities of the parties which have accrued before termination or in relation to any of the Surviving Provisions).

7	Representations and Warranties

7.1	The Vendor represents and warrants to the Purchaser that:

(a)	The Company has been duly incorporated, is validly existing as a company in good standing under the laws of Samoa, has the corporate power and authority to own its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to be have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Each Subsidiary of the Company has been duly incorporated or formed, is validly existing as a company in good standing under the laws of the jurisdiction in which it was formed, has the corporate power and authority to own its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to be have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(b)	This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and general principles of equity.

(c)	The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not contravene any provision of applicable law or the memorandum and articles of incorporation of the Company or any agreement or other instrument binding upon the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any Subsidiary, other than any contravention that would not have, or reasonably be expected to have, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, or on the ability of the Company to perform its obligations and consummate the transactions contemplated by this Agreement.

(d)	No consent, approval, authorization or order of, or filing or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, other than 1. compliance with any applicable requirements of any applicable securities laws, and 2. any consent, approval, actions or filings the absence of which would not have, or reasonably be expected to have, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, or a material adverse effect on the ability of the Company to perform its obligations and consummate the transactions contemplated by this Agreement.

(e)	The Sale Shares have been duly authorized and, when issued and delivered to and paid for by the Purchaser in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, will be sold free and clear of any pledge, lien, security interest, Encumbrance, claim or equitable interest, and the issuance of such Shares will not be subject to any preemptive or similar rights except for restrictions under this Agreement and the Investor Rights Agreement.

(g)	Since the date of this Agreement, no event or circumstance has occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any fact which would reasonably lead a creditor to do so.

(h)	There are no claims, suits, investigation, actions or proceedings pending or, to the Vendor’s knowledge, threatened against the Company or any of its Subsidiaries or, to the best of the knowledge of the Company, any of their respective directors, officers or properties before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected, to have, individually or in the aggregate, a Material Adverse Effect.

(i)	To the Vendor’s best knowledge, the Company and each of its Subsidiaries have conducted their businesses in compliance with all applicable laws, regulations and applicable stock exchange requirements, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries have all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, any Governmental Entities that are required in order to carry on their business as presently conducted, except where the failure to have such permits, licenses, authorizations, orders and approvals or the failure to make such filings, applications and registrations, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; and all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the knowledge of the Company, no suspension or cancellation of any of them is threatened, and all such filings, applications and registrations are current, except where such failure to be in full force and effect, suspension or cancellation, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(j)	The Company and its Subsidiaries have rights to all properties and to all Assets necessary to conduct the business now operated by them in each case free from restrictions that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them and any real property or building held under lease by the Company or any of its Subsidiaries are held by it under valid, existing and enforceable leases, in each case, except to the extent where such failure would not reasonably be expected to have a Material Adverse Effect.

(l)	To the Vendor’s knowledge, the Company owns or possesses sufficient legal rights including but not limited to trade secrets, licenses, trade mark, confidential information and proprietary rights, all copyrights and all patents and patent rights, as are necessary to the conduct of the business as now conducted or presently proposed to be conducted by the Company and its Subsidiaries, without any known conflict with, or known infringement of, the rights of others, in each case, except to the extent where such failure would not reasonably be expected to have a Material Adverse Effect.

(m)	There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

7.2	The Purchaser represents and warrants to the Vendor that:

(a)	The Purchaser has been duly incorporated, is validly existing as a company in good standing under the laws of the Seychelles, has the corporate power and authority to own its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to be have a material adverse effect on the Purchaser and its Subsidiaries, taken as a whole.

(b)	This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of the Purchaser, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and general principles of equity.

(c)	The execution and delivery by the Purchaser of, and the performance by the Purchaser of its obligations under, this Agreement will not contravene any provision of applicable law, the organizational documents of the Purchaser, other instrument binding upon the Purchaser or any of its Subsidiaries, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Purchaser or any Subsidiary, other than any contravention that would not have, or reasonably be expected to have, a material adverse effect on the Purchaser and its Subsidiaries, taken as a whole, or on the ability of the Purchaser to perform its obligations and consummate the transactions contemplated by this Agreement.

(d)	No consent, approval, authorization or order of, or filing or qualification with, any governmental body or agency is required for the performance by the Purchaser of its obligations under this Agreement, other than (i) compliance with any applicable requirements of any applicable securities laws, and (ii) any consent, approval, actions or filings the absence of which would not have, or reasonably be expected to have, a material adverse effect on the Purchaser and its Subsidiaries, taken as a whole, or on the ability of the Purchaser to perform its obligations and consummate the transactions contemplated by this Agreement.

(e)	There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

8	Covenants

8.1	On the date hereof or promptly thereafter, TROOPS and the Vendor may issue a press release and TROOPS may furnish a current report on Form 6-K to the SEC which exhibits such press release. TROOPS shall also be entitled to file a copy of this Agreement as an exhibit to its annual report on Form 20-F. The Purchaser shall be entitled to file a copy of this Agreement as an exhibit to its statement on Schedule 13D filed with the SEC with respect to the transactions contemplated hereunder to the extent required by applicable law. No other written public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Purchaser without the prior written consent of the other party, in which case the Company and the Purchaser shall issue such public release or announcement jointly, except as such release or announcement may be required by law or the rules or regulations of any securities exchange, in which case the Company or the Purchaser, as applicable, shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

8.2.	Each of the Purchaser and the Vendor shall use commercially reasonable efforts to take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement.

9	Purchaser’s Right to Terminate

9.1	If at any time before Completion any fact, matter or event (whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards) comes to the notice of the Purchaser which:

(a)	constitutes a breach by the Vendor of this Agreement (including without limitation, any breach of the pre-Completion undertakings in Schedule 3 (Pre-Completion Undertakings); or

(b)	would constitute a breach of any Representation and Warranty, if the Representations and Warranties were given on or at any time before Completion by reference to the facts and circumstances then existing;

then the Purchaser may by written notice given to the Vendor at any time before Completion terminate this Agreement (other than the Surviving Provisions) in which case no Party shall have any claim of any nature whatsoever against any other Party under this Agreement (save in respect of any rights and liabilities of the Parties which have accrued before termination or in relation to any of the Surviving Provisions).

9.2	The Vendor undertakes to disclose promptly to the Purchaser in writing any breach, matter, event, condition, circumstance, fact or omission of which the Vendor becomes aware that may give rise to a right of termination under Clause 5.3.

10	Pre-Completion Obligations and Conduct

During the period from the date of this Agreement to Completion, the Vendor shall comply with and, to the extent within the control of the Vendor, shall procure that the Company complies with their respective obligations set out in Schedule 3 (Pre-Completion Undertakings).

11	Post-Completion Obligations and Conduct

After Completion, the Vendor shall comply with and, to the extent within the control of the Vendor, shall procure that the Company complies with their respective obligations set out in Schedule 4 (Post-Completion Undertakings).

12	Indemnification

12.1	The Vendor (as the “Indemnifying Party”) shall indemnify, defend and hold the Purchaser and the Purchaser’s Group and the respective officers, directors and employees of each of the foregoing (each, an “Indemnified Party”) harmless from and against any and all losses, damages, liabilities, claims, lawsuits, proceedings, cost and expenses, fines and penalties, including legal fees and interest (including the fees, disbursements, charges of lawyers and other expenses incurred by the Indemnified Party in any action between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party in connection with any investigation or evaluation of a claim or otherwise, and including any diminution in value of the shares purchased hereunder) incurred by the Indemnified Party in connection with or arising from: (a) any breach of or inaccuracy in any representation or warranty of the Indemnifying Party contained in this Agreement (including but not limited to the Representations and Warranties); and (b) any failure by the Indemnifying Party to perform any of its covenants or agreements under this Agreement.

12.2	The Purchaser shall indemnify, defend and hold the Vendor harmless from and against any and all losses, damages, liabilities, claims, lawsuits, proceedings, cost and expenses, fines and penalties, including legal fees and interest incurred by the Vendor in connection with or arising from any failure by the Purchaser to complete the purchase of the Sale Shares in accordance with the provisions of this Agreement.

13	Confidentiality

13.1	Each Party undertakes that it shall treat as strictly confidential, and shall procure that its Subsidiaries and holding companies and its shareholders, directors, officers, representatives, agents, employees and advisers treat as strictly confidential, all information (whether oral, graphic, written or in electronic form) which it receives or obtains as a result of entering into or performing this Agreement or which any Party has received in relation to any other Party (the “Confidential Information”), including, without limitation:

(a)	any information received or held by any Party where such information relates to the other Party and its affiliates;

(b)	information relating to the provisions and subject matter of this Agreement;

(c)	information relating to the existence of this Agreement and their respective purposes; and

(d)	information relating to the negotiations leading up to this Agreement, including any information relating to or in respect of any negotiations and communications between the Parties after the date of this Agreement.

If this Agreement ceases to have effect for whatever reason, each Party undertakes to return to the other Party all Confidential Information which have been provided to the other Party and its affiliates in connection with this Agreement. Each Party shall not, and shall procure that its Subsidiaries and holding companies and the respective directors, officers, representatives, agents, employees and advisers shall not, use for its own business purpose or disclose to any third party any Confidential Information without the prior written consent of the other Party.

13.2	The restrictions contained in Clause 12.1 shall not apply so as to prohibit disclosure or use of any information if and to the extent:

(a)	the disclosure or use is required by law or regulatory body pursuant to roles to which the Parties or their respective affiliates are subject;

(b)	the disclosure is made by a Party to its directors, officers, representatives, agents, employees or advisers for purposes relating to this Agreement on terms that such directors, officers, representatives, agents, employees or advisers undertake to comply with the provisions of Clause 12.1 in respect of such information as if they were a party to this Agreement;

(c)	the information becomes publicly available (other than by a breach of this Agreement);

(d)	the other Party has given prior written consent to the disclosure or use; or

(e)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any document referred to herein,

provided always that prior to disclosure or use of any information pursuant to Clause 12.2(a), the Party shall promptly notify the Purchaser of such requirement and shall consult with the other Party where feasible and give due consideration to its reasonable requirements before complying with such requirement.

13.3	Without prejudice to any other rights or remedies which either Party may have, each Party acknowledges and agrees that damages may not be an adequate remedy for any breach of this Clause 12 (Confidentiality) and the remedies of injunction, specific performance and other equitable relief are appropriate for any threatened or actual breach of any such provision and no proof of special damages shall be necessary for the enforcement of the rights under this Clause 12 (Confidentiality).

14	Costs

14.1	Each Party shall pay its own costs in connection with the negotiation, preparation, execution and implementation of this Agreement and any other matters in connection therewith.

14.2	The ad valorum stamp duty payable on the transfer of the Sale Shares shall be borne equally between the Purchaser and the Vendor.

15	General

15.1	This Agreement shall be binding upon and inure for the benefit of the assigns and successors of the Parties.

15.2	No Party may assign this Agreement or any of its rights and/or transfer any of its obligations under this Agreement to any third party without the prior written consent of the other Party.

15.3	This Agreement (together with the other documents referred to herein) constitute the whole agreement between the Parties relating to the subject matter of this Agreement and supersedes any previous agreements and arrangements between them relating to the subject matter of this Agreement (and any other the other documents referred to herein).

15.4	No variations of this Agreement shall be effective unless made in writing signed by duly authorised representatives of the Vendor and the Purchaser.

15.5	All of the provisions of this Agreement shall remain in full force and effect notwithstanding Completion (except insofar as they set out obligations which have been fully performed at Completion).

15.6	If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

15.7	Any right of rescission conferred upon a Party hereby shall be in addition to and without prejudice to all other rights and remedies available to it (and, without prejudice to the generality of the foregoing, shall not extinguish any right to damages to which such Party may be entitled in respect of the breach of this Agreement) and no exercise or failure to exercise such a right of rescission shall constitute a waiver by such Party of any such other right or remedy.

15.8	No failure of a Party to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this Agreement shall operate as a waiver of ouch right or remedy.

15.9	At any time after the date of this Agreement, each Party shall, and shall use all reasonable endeavours to procure (to the extent it is legally or contractually entitled to do so that any necessary third party shall, execute such documents and do such acts and things as the other Party may reasonable require for the purpose of giving to such Party the benefit and provisions of this Agreement.

15.10	This Agreement may be executed in one or more counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

15.11	For avoidance of doubt, the Purchaser is only obliged to complete the purchase of the 49% of the Sale Shares when both Vendor fully comply with their obligations pursuant to this Agreement.

15.12	Any date or period mentioned in any clause may be extended by mutual agreement between the Parties, but, as regards any date or period originally fixed or any date or period so extended as aforesaid, time shall be of the essence.

16	Notices

16.1	Any notice or other communication in connection with this Agreement shall be in writing in English (a “Notice”) and shall be sufficiently given or served if delivered or sent:

To the Vendor:

Address:	[*]

Attention:	Digital Insura, Inc.

To the Purchaser:

Address:	Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong

Attention:	TROOPS, Inc.

or to such other address or fax number as the relevant Party may have notified to the other Parties in writing in accordance with this Clause 15 (Notices).

16.2	Unless there is evidence that it was received earlier, a Notice is effective when:

(a)	delivered personally, when left at the address referred to in Clause 15.1;

(b)	sent by prepaid registered post or courier, two (2) Business Days after posting it;

(c)	sent by air mail, five (5) Business Days after posting it; and

(d)	sent by fax, when confirmation of its transmission has been recorded by the sender’s fax machine.

17	GOVERNING LAW

17.1	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

Schedule 1

Details of the Company

Schedule 2

Structure of the Company as at the date of this Agreement

Schedule 3

Pre-Completion Undertakings

During the period from the date of this Agreement to Completion, the Vendor shall comply with and, to the extent within the control of the Vendor, shall procure that the Company complies with the following:

(a)	the Vendor shall not sell, transfer, or dispose of any interest in the Sale Shares;

(b)	the Vendor shall not create or attempt or agree to create or permit to arise or exist (i) any Encumbrance over all or any part of the Sale Shares or Assets or otherwise assign, deal with or dispose of all or any part of the Sale Shares or Assets; and (ii) grant in favour of any other person any interest in or any option or other rights in respect of the Sale Shares or Assets;

(c)	that no share or loan capital or other security is created, issued or allotted or agreed to be created, issued or allotted by the Company and that no option over or other right to subscribe for any share or loan capital or other security is granted by the Company;

(d)	there shall be no declaration, authorisation, making or payment of a dividend or other distribution (whether in cash, stock or in kind) by the Company nor any reduction of the Company’s paid-up share capital;

(e)	the Company shall not give any guarantee, indemnity, surety or security;

(f)	the Company (and its respective directors and officers) shall comply with all applicable laws and regulations;

(g)	the Company shall not dispose of the ownership, possession, custody or control of any corporate or other books or records;

(h)	the Company shall not compromise, settle, release, discharge or compound any material civil, criminal, arbitration or other proceedings or any material liability, claim, action, demand or dispute or waive any right in relation to any of the foregoing;

(i)	the Company shall not release, compromise or write off any material amount recorded in the books of account of the Company;

(j)	the Company shall not purchase, take on lease or assume possession of any real property;

(k)	the Company shall not extend any credit, or loan any amounts to any party (including, without limitation, to the Vendor or to their affiliates or loan any amounts to any Director or Shareholder);

(l)	the Company shall not make any payments to the Vendor or to their affiliates, except salary, bonus or agreed sales incentive in amounts agreed with the Purchaser in writing;

(m)	not do, allow or procure, and shall ensure that the Company shall not do, allow or procure, any act or omission which would constitute or give rise to a breach of any Representation and Warranty if the Representations and Warranties were repeated at any time before Completion by reference to the facts and circumstances then existing as if references in the Representations and Warranties to the date of this Agreement were references to the relevant date;

(n)	the Company shall not grant any consent or waiver or enter into any agreement or undertaking with any persons in respect of its interest in associated companies unless directed to do so in writing by the Purchaser;

(o)	Notwithstanding the foregoing, the Company may engage in any transaction necessary to bring the Company in compliance with its representations and warranties in Clause 7, Representations and Warranties.

Schedule 4

Post-Completion Undertakings

After Completion, the Vendor shall comply with and, to the extent within the control of the Vendor, shall procure that the Company complies with the following:

(a)	the Company (and its respective directors and officers) shall comply with all applicable laws and regulations;

(b)	the Company shall not dispose of the ownership, possession, custody or control of any corporate or other books or records;

(c)	the Company shall, upon request from the Purchaser and its advisors or agents, deliver any corporate or other books or records or audit reports or accounts to the Purchaser in a timely manner;

(d)	The Vendor shall, to the extent practicable and allowable under the relevant rules and regulations, to use their reasonable endeavour to provide and procure the Company, its subsidiaries and agents to provide necessary assistance and all documents to the Purchaser in respect to its request under clause (c).

Schedule 5

Form of Completion Confirmation Letter

Completion Confirmation Letter

Date: [                     ] August 2025

Pursuant to clause 5 – Completion of the Sale and Purchase Agreement dated August 15, 2025 (the “Agreement”), entered into between Digital Insura, Inc. (“Vendor”) and Giant Connection Limited (“Purchaser”, and together with the Vendor, collectively “Parties”), in relation to the sale and purchase of 49% of the Sales Shares (as defined therein) of BLUE POOL VENTURES LIMITED, a company incorporated in Samoa with registered office at [*], Completion shall occur on the Target Completion Date, which is [                 ], 2025 (or such other date as may be agreed between the Vendor and the Purchaser in writing).

The Parties hereby agree and confirm that as of the date of this Completion Confirmation Letter, clause 5- Conditions Precedent and clause 6- Completion of the Agreement has been satisfied and complied with, and Completion of the Agreement has taken place.

Vendor: [*]

Director
for and on behalf of
Digital Insura, Inc.

Purchaser: Damian Thurnheer

President and Chief Executive Officer of TROOPS, Inc.
for and on behalf of
Giant Connection Limited

Schedule 6

Independent Valuation Report

Schedule 7

Put Option Share Purchase Agreement

This Put Option Share Purchase Agreement is the “Put Option Share Purchase Agreement” referenced in the sale and purchase agreement (the “Sale and Purchase Agreement”) dated as of August 15, 2025 between Giant Connection Limited, a corporation duly organized and existing under the laws of Seychelles (the “Purchaser”) and Digital Insura, Inc., a company incorporated in Samoa, (the “Vendor”), which includes the sale and purchase of 49% of the Sales Shares (as defined therein) concurrent with this Put Option Share Purchase Agreement entered into by the Purchaser and Vendor.

NOW, THEREFORE, in consideration of the mutual obligations set forth in this Agreement, the parties hereto agree as follows:

1.	Definitions. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Sale and Purchase Agreement.

2.	Purchase and Sale of the Shares. Subject to the satisfaction or waiver of the conditions set forth in Sections 4 and 5 of this Agreement, upon five business days’ written notice (the “Notice”) by Vendor to Purchaser, given at any time during the five year anniversary following Sale and Purchase Agreement, Vendor shall sell and Purchaser shall purchase in one or more Closings (as hereinafter defined) up to an aggregate of 51% of the Sale Shares. The exact number of Sale Shares to be purchased by the Purchaser at each Closing shall be stated in the applicable Notice and shall be determined by the Vendor in its sole discretion (up to an aggregate of 51% of the Sale Shares).

3.	Purchase Price. The purchase price (“Purchase Price”) shall be equal to HK$8,050 per share, and shall be satisfied for each Closing through the two payment methods (the “Payment Method”) below, the Payment Method to be determined by the Vendor in its sole discretion and to be stated in the applicable Notice for each Closing:

a.	wire transfer by the Purchaser to a bank account stipulated by the Vendor in writing; or

b.	by the Purchaser’s procurement of TROOPS, Inc to issue its ordinary shares par value US$0.004 per share (“TROOPS Share”). The value of each TROOPS Share for the purpose of calculation in order to satisfy the Purchase Price shall be the lessor of:

i.	If the TROOPS Share is listed on any established stock exchange or a national market system, including without limitation the National Market System of the National Association of Securities Deal-ers, Inc. Automated Quotation (“NASDAQ”) System at the time of issuance of the Notice, 80% of the closing sales price for the TROOPS Share as quoted on such system or exchange on the trading day prior to the date of the Notice, as reported in The Wall Street or such other source as the board of directors of TROOPS deem reliable; or

ii.	If the TROOPS Share is listed on any established stock exchange or a national market system, including without limitation the National Market System of the National Association of Securities Deal-ers, Inc. Automated Quotation (“NASDAQ”) System at the time of issuance of the Notice, the average of the closing sales price for the TROOPS Share as quoted on such system or exchange for the period of 180 calendar days prior to the date of the Notice, as reported in The Wall Street or such other source as the board of directors of TROOPS deem reliable

4.	Representations and Warranties of the Vendor. Seller represents and warrants to Purchaser as follows as of the date of this Agreement and as of each Closing Date:

a.	Good Standing. The Company has been duly incorporated, is validly existing as a company in good standing under the laws of Samoa, has the corporate power and authority to own its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to be have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Each Subsidiary of the Company has been duly incorporated or formed, is validly existing as a company in good standing under the laws of the jurisdiction in which it was formed, has the corporate power and authority to own its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to be have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

b.	Due and Valid Issuance. At each Closing, the Sale Shares will be duly authorized and, when issued, delivered and paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable.

c.	Authority and Consent. Vendor has all requisite power, legal capacity, and authority to enter into and perform Vendor’s obligations under this Agreement, and no approval or consent of, or filing or registration with, any court, governmental or regulatory agency or authority or other third party is necessary or required to consummate the transactions contemplated hereby. All action on the part of Vendor necessary for the execution and delivery of this Agreement, and the performance and consummation of the transactions contemplated hereby, has been taken. Upon execution and delivery by Vendor, this Agreement will constitute a valid and binding obligation of Vendor enforceable against Vendor in accordance with its terms.

d.	No Violation or Breach. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (i) will be in compliance with all applicable agreements to which Vendor is a party and that govern the rights and obligations of the Sale Shares, and (ii) will not violate or result in the breach by Vendor of, or constitute a default under, or conflict with, or cause any acceleration of any obligation with respect to any provision or restriction of any material loan, mortgage, lien, agreement, contract, instrument, order, judgment, award, decree, or any other restriction of any kind or character to which any material assets or properties of Vendor is subject or by which Vendor is bound.

e.	No Litigation. There is no litigation or governmental or administrative proceeding or investigation pending with respect to the Sale Shares or, to the actual knowledge of Vendor after reasonable inquiry or investigation, threatened against Vendor with respect to the Sale Shares, nor, to the knowledge of Vendor, has there occurred any event or does there exist any condition on the basis of which any such claim may be asserted.

f.	No Registration. Vendor acknowledges that the TROOPS Shares have not been registered under the Securities Act or the securities laws of any state, and the TROOPS Shares cannot be resold unless the TROOPS Shares are registered for resale or an exemption from registration is available. Vendor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements, including the time and manner of sale, the holding period for the TROOPS Shares, and requirements relating to the TROOPS, Inc. that are outside of TROOPS, Inc.’s control, and which TROOPS, Inc. is under no obligation and may not be able to satisfy.

5.	Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Vendor as follows as of the date of this Agreement and as of each Closing Date:

a.	Good Standing. The Purchaser has been duly incorporated, is validly existing as a company in good standing under the laws of the Seychelles, has the corporate power and authority to own its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to be have a material adverse effect on the Purchaser and its Subsidiaries, taken as a whole.

b.	Authority and Consent. Purchaser has the right, power, legal capacity, and authority to enter into and perform Purchaser’s obligations under this Agreement, and no approval or consent of any governmental or regulatory authority or other person is necessary in connection herewith. All action on the part of Purchaser necessary for the execution and delivery of this Agreement, and the performance and consummation of the transactions contemplated hereby, has been taken. Upon execution and delivery by Purchaser, this Agreement will constitute a valid and binding obligation of Purchaser enforceable against buyer in accordance with its terms.

6.	Conditions Precedent to Purchaser’s Performance. The obligations of Purchaser under this Agreement are subject to the satisfaction or waiver, at or before each Closing, of all the following conditions.

a.	Accuracy of Vendor’s Representations and Warranties. All representations and warranties by Vendor in this Agreement, or in any written statement that shall be delivered to Purchaser by Vendor pursuant to this Agreement, shall be true on and as of the Closing Date (as hereinafter defined) as though such representations and warranties were made on and as of that date.

b.	Performance by Vendor. Vendor shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by Vendor on or before the Closing Date.

c.	No Material Adverse Change. There shall not have occurred a material adverse change in the condition of Company.

7.	Conditions Precedent to Vendor’s Performance. The obligations of Vendor under this Agreement are subject to the satisfaction or waiver, at or before the Closing, of all the following conditions.

a.	Accuracy of Purchaser’s Representations and Warranties. All representations and warranties of Purchaser contained in this Agreement or in any written statement delivered by Purchaser pursuant to this Agreement shall be true on and as of the Closing Date as though such representations and warranties were made on and as of that date.

b.	Performance by Purchaser. Purchaser shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by Purchaser on or before the Closing Date.

8.	Closings. Each closing of the transactions contemplated by this Agreement (the “Closing”) shall take place via the electronic exchange of documents as specified in Section 2 above, or at such other time, place, and manner as the parties may agree to in writing. The date of each Closing is herein called a “Closing Date”.

a.	Obligations of Vendor. the Vendor shall have delivered or cause to be delivered to the Purchaser the instrument(s) of transfer and the bought and sold notes of the exact number of Sale Shares set out in the Notice, duly executed by the Vendor as registered holder thereof in favour of the Purchaser or its nominee together with the related share certificate(s).

b.	Obligations of Purchaser. At the Closing, Purchaser shall deliver to Seller the Purchase Price, to be satisfied in accordance with Section 3 of this Agreement.

9.	Miscellaneous.

a.	Further Assurances. Each of the parties hereto shall execute and deliver any and all such other instruments, documents, and agreements and take all such actions as either party may reasonably request from time to time in order to effectuate the purposes of this Agreement.

b.	Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Sale and Purchase Agreement.

c.	Notices. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made, and received when delivered against receipt, when sent by email, or one day after being sent by a nationally recognized overnight carrier, addressed as set forth below:

(i)	To the Vendor:

Address: [*]

Attention : Digital Insura, Inc.

(ii)	To the Purchaser:

Address: Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong

Attention: TROOPS, Inc.

IN WITNESS WHEREOF the parties hereto have executed this agreement on the date first above written.

VENDOR

SIGNED by [*]	)
Director	)
)
for and on behalf of	)
Digital Insura, Inc.	)
)
in the presence of:	)
)

PURCHASER

SIGNED by Damian Thurnheer	)
President and Chief Executive Officer of TROOPS, Inc.	)
)
for and on behalf of	)
Giant Connection Limited	)
)
in the presence of:	)

EXECUTION PAGE

IN WITNESS WHEREOF the parties hereto have executed this agreement on the date first above written.

VENDOR

SIGNED by [*]	)
Director	)
)
for and on behalf of	)
Digital Insura, Inc.	)
)
in the presence of:	)
)

PURCHASER

SIGNED by Damian Thurnheer	)
President and Chief Executive Officer of TROOPS, Inc.	)
)
for and on behalf of	)
Giant Connection Limited	)
)
in the presence of:	)
)

Share Sale and Purchase Agreement (Execution Page)